UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                               WEBVAN GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    94845V103
       ------------------------------------------------------------------
                                 (CUSIP Number)
--------------------------------------------------------------------------------
                                RONALD D. FISHER
                                  SOFTBANK INC.
                           10 LANGLEY ROAD, SUITE 403
                             NEWTON CENTRE, MA 02159
                                 (617) 928-9300
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


       ------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------                                 -----------------------
CUSIP NO.  94845V103                                     PAGE  2  OF  22  PAGES
-----------------------                                 -----------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       SOFTBANK AMERICA INC.

--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)

       OO
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   [_]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                              0
                    ------------------------------------------------------------
    NUMBER OF       8    SHARED VOTING POWER
      SHARES             46,222,251
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY       9    SOLE DISPOSITIVE POWER
       EACH                   0
    REPORTING       ------------------------------------------------------------
      PERSON        10   SHARED DISPOSITIVE POWER
       WITH              46,222,251
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       46,222,251
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                   [_]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.2%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

       CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------                                 -----------------------
CUSIP NO.  94845V103                                     PAGE  3  OF  22  PAGES
-----------------------                                 -----------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       SOFTBANK HOLDINGS INC.

--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)

       WC, AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   [_]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                              0
                    ------------------------------------------------------------
    NUMBER OF       8    SHARED VOTING POWER
      SHARES             46,222,251
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY       9    SOLE DISPOSITIVE POWER
       EACH                   0
    REPORTING       ------------------------------------------------------------
      PERSON        10   SHARED DISPOSITIVE POWER
       WITH              46,222,251
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       46,222,251
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                   [_]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.2%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

       HC, CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------                                 -----------------------
CUSIP NO.  94845V103                                     PAGE  4  OF  22  PAGES
-----------------------                                 -----------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       SOFTBANK CORP.

--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)

       AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   [_]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       JAPAN
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                              0
                    ------------------------------------------------------------
    NUMBER OF       8    SHARED VOTING POWER
      SHARES             46,222,251
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY       9    SOLE DISPOSITIVE POWER
       EACH                   0
    REPORTING       ------------------------------------------------------------
      PERSON        10   SHARED DISPOSITIVE POWER
       WITH              46,222,251
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       46,222,251
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                   [_]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.2%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

       HC, CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------                                 -----------------------
CUSIP NO.  94845V103                                     PAGE  5  OF  22  PAGES
-----------------------                                 -----------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       MASAYOSHI SON

--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)

       AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   [_]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       JAPAN
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                              0
                    ------------------------------------------------------------
    NUMBER OF       8    SHARED VOTING POWER
      SHARES             46,222,251
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY       9    SOLE DISPOSITIVE POWER
       EACH                   0
    REPORTING       ------------------------------------------------------------
      PERSON        10   SHARED DISPOSITIVE POWER
       WITH              46,222,251
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       46,222,251
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                   [_]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.2%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------                                 -----------------------
CUSIP NO.  94845V103                                     PAGE  6  OF  22  PAGES
-----------------------                                 -----------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       SOFTBANK CAPITAL PARTNERS LP

--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)

       WC
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   [_]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                              0
                    ------------------------------------------------------------
    NUMBER OF       8    SHARED VOTING POWER
      SHARES             46,222,251
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY       9    SOLE DISPOSITIVE POWER
       EACH                   0
    REPORTING       ------------------------------------------------------------
      PERSON        10   SHARED DISPOSITIVE POWER
       WITH              46,222,251
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       46,222,251
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                   [_]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.2%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

       PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------                                 -----------------------
CUSIP NO.  94845V103                                     PAGE  7  OF  22  PAGES
-----------------------                                 -----------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       SOFTBANK CAPITAL ADVISORS FUND LP

--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)

       WC
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   [_]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                              0
                    ------------------------------------------------------------
    NUMBER OF       8    SHARED VOTING POWER
      SHARES             46,222,251
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY       9    SOLE DISPOSITIVE POWER
       EACH                   0
    REPORTING       ------------------------------------------------------------
      PERSON        10   SHARED DISPOSITIVE POWER
       WITH              46,222,251
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       46,222,251
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                   [_]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.2%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

       PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------                                 -----------------------
CUSIP NO.  94845V103                                     PAGE  8  OF  22  PAGES
-----------------------                                 -----------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       SOFTBANK CAPITAL PARTNERS LLC

--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)

       AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   [_]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                              0
                    ------------------------------------------------------------
    NUMBER OF       8    SHARED VOTING POWER
      SHARES             46,222,251
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY       9    SOLE DISPOSITIVE POWER
       EACH                   0
    REPORTING       ------------------------------------------------------------
      PERSON        10   SHARED DISPOSITIVE POWER
       WITH              46,222,251
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       46,222,251
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                   [_]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.2%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

       OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------                                 -----------------------
CUSIP NO.  94845V103                                     PAGE  9  OF  22  PAGES
-----------------------                                 -----------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       SOFTBANK CAPITAL PARTNERS INVESTMENT INC.

--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)

       AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   [_]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                              0
                    ------------------------------------------------------------
    NUMBER OF       8    SHARED VOTING POWER
      SHARES             46,222,251
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY       9    SOLE DISPOSITIVE POWER
       EACH                   0
    REPORTING       ------------------------------------------------------------
      PERSON        10   SHARED DISPOSITIVE POWER
       WITH              46,222,251
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       46,222,251
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                   [_]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.2%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

       CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------                                 -----------------------
CUSIP NO.  94845V103                                     PAGE  10  OF  22  PAGES
-----------------------                                 -----------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       RONALD D. FISHER

--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)

       AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   [_]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                              0
                    ------------------------------------------------------------
    NUMBER OF       8    SHARED VOTING POWER
      SHARES             46,222,251
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY       9    SOLE DISPOSITIVE POWER
       EACH                   0
    REPORTING       ------------------------------------------------------------
      PERSON        10   SHARED DISPOSITIVE POWER
       WITH              46,222,251
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       46,222,251
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                   [_]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.2%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------                                 -----------------------
CUSIP NO.  94845V103                                    PAGE  11  OF  22  PAGES
-----------------------                                 -----------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       CHARLES R. LAX

--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)

       AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   [_]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                              0
                    ------------------------------------------------------------
    NUMBER OF       8    SHARED VOTING POWER
      SHARES             46,222,251
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY       9    SOLE DISPOSITIVE POWER
       EACH                   0
    REPORTING       ------------------------------------------------------------
      PERSON        10   SHARED DISPOSITIVE POWER
       WITH              46,222,251
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       46,222,251
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                   [_]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.2%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

       IN
--------------------------------------------------------------------------------

         SOFTBANK America Inc., a Delaware corporation ("SB America"), SOFTBANK Holdings Inc., a Delaware corporation ("SBH"), SOFTBANK Corp., a Japanese corporation ("SOFTBANK"), Masayoshi Son, a Japanese citizen ("Mr. Son"), SOFTBANK Capital Partners LP, a Delaware limited partnership ("Capital Partners"), SOFTBANK Capital Advisors Fund LP, a Delaware limited partnership ("Advisors Fund"), SOFTBANK Capital Partners LLC, a Delaware limited liability company ("CP LLC"), SOFTBANK Capital Partners Investment Inc., a Delaware corporation ("CPI"), Ronald D. Fisher, a United States citizen ("Mr. Fisher"), and Charles R. Lax, a United States citizen ("Mr. Lax"), hereby amend and supplement the statement on Schedule 13D (the "Original 13D") previously filed by SB America, SBH, SOFTBANK and Mr. Son with respect to the shares of Common Stock, par value $0.0001 per share (the "Common Stock"), of Webvan Group, Inc., a Delaware corporation (the "Company"), beneficially owned by them. SB America, SBH, SOFTBANK, Mr. Son, Capital Partners, Advisors Fund, CP LLC, CPI, Mr. Fisher and Mr. Lax are collectively referred to herein as the "Reporting Persons." Except as amended and supplemented hereby, the Original 13D remains in full force and effect.


ITEM 2.  IDENTITY AND BACKGROUND.

         SB America is a wholly owned subsidiary of SBH, which in turn is wholly owned by SOFTBANK. Mr. Son is the President and Chief Executive Officer of SOFTBANK and owns an approximately 38.27% interest in SOFTBANK. Accordingly, securities owned by SB America may be deemed beneficially owned by SBH;
securities owned by SBH may be deemed beneficially owned by SOFTBANK; and securities owned by SOFTBANK may be deemed beneficially owned by Mr. Son.

         CP LLC is the sole general partner of Capital Partners and Advisors Fund. As a result, securities owned by Capital Partners or Advisors Fund may be deemed beneficially owned by CP LLC. Pursuant to the Limited Liability Company Agreement of CP LLC, all investment decisions on behalf of CP LLC must be approved by CPI and by either Mr. Fisher or Mr. Lax, and as a result securities beneficially owned by CP LLC may be deemed beneficially owned by CPI, Mr. Fisher and Mr. Lax. CPI is a wholly owned subsidiary of SBH. Accordingly, securities owned by CPI may be deemed beneficially owned by SBH. Mr. Fisher and Mr. Lax are employees of SBH and may be deemed members of a group with SBA, SBH, Capital Partners, Advisors Fund, CP LLC and CPI for the purpose of acquiring, holding or disposing of equity securities of the Company. Accordingly, securities owned by SBA, SBH, Capital Partners, Advisors Fund, CP LLC and CPI may be deemed beneficially owned by Mr. Fisher and Mr. Lax, and securities owned by Mr. Fisher and Mr. Lax may be deemed beneficially owned by SBA, SBH, Capital Partners, Advisors Fund, CP LLC and CPI.



                              Page 12 of 22 Pages

         The principal business of each of SB America and SBH is to act as a holding company for operations and investments of SOFTBANK. The principal business of each of Capital Partners and Advisors Fund is to make capital investments in companies operating in the areas of the Internet and Internet related technologies. CP LLC was formed to manage the businesses of Capital Partners and Advisors Fund, and CPI was formed to act as investment member of CP LLC. Mr. Fisher and Mr. Lax are managers of CP LLC. SOFTBANK's principal businesses include the provision of information and distribution services and infrastructure for the digital information industry, the distribution of computer software and network products and the publication of Japanese computer technology magazines. The principal business offices of SB America are located at 300 Delaware Avenue, Suite 900, Wilmington, Delaware 19801. The principal business offices of Capital Partners, Advisors Fund, CP LLC, CPI and SBH are located at and the business addresses of Mr. Fisher and Mr. Lax are at 10 Langley Road, Suite 403, Newton Centre, Massachusetts 02159. The principal business offices of SOFTBANK are located at 24-1, Nihonbashi-Hakozakicho, Chuo-ku, Tokyo 103-0015 Japan, which is also Mr. Son's business address.

         Schedules 4 and 5 hereto set forth the following information with respect to each executive officer and director of CP LLC and CPI, respectively:
(i) name, (ii) business address, (iii) citizenship and (iv) present principal occupation or employment and the name of any corporation or other organization in which such employment is conducted. Unless otherwise stated, the principal business and address of any corporation or other organization in which such employment is conducted are stated in the immediately preceding paragraph. During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Schedules 1, 2 and 3 to the Original 13D and Schedules 4 and 5 hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the acquisition of the securities of the Company by the Reporting Persons described herein was to make an investment in the Company.

         In May and June of 1998, SBH purchased an aggregate of 6,086,996 shares of Series B Preferred Stock of the Company ("Series B Preferred Shares") at $5.48 per share in private placements by the Company. Subsequently, SBH transferred to SB America all of the Series B Preferred Shares. In April 1999, SBH transferred 72,000 Series B Preferred Shares owned by SB America to Mr. Fisher and 50,000 Series B Preferred Shares owned by SB America to other employees of SBH. As a result of stock splits on January 15, 1999, July




                              Page 13 of 22 Pages

19, 1999 and September 21, 1999, the number of shares owned by SB America, Mr. Fisher and such other employees of SBH was increased to 36,155,976, 216,000 and 150,000 Series B Preferred Shares, respectively.

         In July and August of 1999, Capital Partners and Advisors Fund purchased an aggregate of 6,478,162 shares and 88,688 shares, respectively, of Series D-2 Preferred Stock of the Company ("Series D-2 Preferred Shares") at $19.035 per share in private placements by the Company. As a result of the stock split on September 21, 1999, the number of shares owned by Capital Partners and Advisors Fund was increased to 9,717,243 and 133,032 Series D-2 Preferred Shares, respectively.

         Upon the closing of the Company's initial public offering on November 10, 1999 (the "Closing"), all of the Series B Preferred Shares and Series D-2 Preferred Shares were converted to Common Stock on a one-for-one basis.

         Other than as described herein, at the present time the Reporting Persons have no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         According to information provided to the Reporting Persons by the Company, the number of shares of Common Stock outstanding on November 10, 1999 was 325,774,511.

         Because SB America, SBH, Capital Partners, Advisors Fund, CP LLC, CPI, Mr. Fisher and Mr. Lax may be deemed members of a group for the purpose of acquiring, holding or disposing of equity securities of the issuer, securities owned by SB America, SBH, Capital Partners, Advisors Fund, CP LLC, CPI, Mr. Fisher and Mr. Lax may be




                              Page 14 of 22 Pages
deemed beneficially owned by each member of the group. As of the date of filing of this Statement, SB America, SBH, Capital Partners, Advisors Fund, CP LLC, CPI, Mr. Fisher and Mr. Lax may be deemed beneficial owners of a total of 46,222,251 shares of Common Stock, consisting of 36,155,976 shares directly owned by SB America, 9,717,243 shares directly owned by Capital Partners, 133,032 shares directly owned by Advisors Fund and 216,000 shares directly owned by Mr. Fisher, representing approximately 14.2% of the Common Stock outstanding. SOFTBANK may also be deemed a beneficial owner of the 46,222,251 shares of Common Stock beneficially owned by SBH, its wholly owned subsidiary, and Mr. Son, the President and Chief Executive Officer of SOFTBANK and owner of an approximately 38.27% interest in SOFTBANK, may also be deemed a beneficial owner of such 46,222,251 shares of Common Stock beneficially owned by SOFTBANK, representing approximately 14.2% of the Common Stock outstanding.

         None of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule 1, 2 or 3 to the Original 13D or Schedules 4 or 5 hereto, has effected any transactions in the securities of the Company during the past 60 days other than those transactions described above.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit G      Agreement  of Joint  Filing,  dated as of December  10, 1999, among SOFTBANK America Inc., SOFTBANK Holdings Inc., SOFTBANK
                   Corp.,  Masayoshi Son, SOFTBANK Capital Partners LP, SOFTBANK
                   Capital  Advisors  Fund LP,  SOFTBANK  Capital  Partners LLC,
                   SOFTBANK Capital Partners Investment Inc., Ronald D. Fisher and Charles R. Lax.

    Exhibit H      Power  of  Attorney  (incorporated  herein  by  reference  to
                   Exhibit 24 to the Statement on Schedule 13G filed by SOFTBANK
                   Corp., Masayoshi Son and SOFTBANK Ventures,  Inc. on February
                   17, 1998 with respect to Concentric Network Corporation).


                              Page 15 of 22 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 16, 1999                       SOFTBANK AMERICA INC.


                                        By: /s/ Ronald D. Fisher
                                           -------------------------------------
                                           Name:  Ronald D. Fisher
                                           Title: Vice Chairman

                                        SOFTBANK HOLDINGS INC.


                                        By: /s/ Stephen A. Grant
                                           -------------------------------------
                                           Name:  Stephen A. Grant
                                           Title: Secretary

                                        SOFTBANK CORP.


                                        By: /s/ Stephen A. Grant
                                           -------------------------------------
                                           Name:   Stephen A. Grant
                                           Title:  Attorney-in-Fact

                                        MASAYOSHI SON


                                        By: /s/ Stephen A. Grant
                                           -------------------------------------
                                           Name:   Stephen A. Grant
                                           Title:  Attorney-in-Fact

                                        SOFTBANK CAPITAL PARTNERS LP
                                        By:  SOFTBANK CAPITAL PARTNERS LLC,
                                             General Partner


                                        By: /s/ Ronald D. Fisher
                                           -------------------------------------
                                           Name:   Ronald D. Fisher
                                           Title:  Managing Member



                              Page 16 of 22 Pages

                                        SOFTBANK CAPITAL ADVISORS FUND LP
                                        By:  SOFTBANK CAPITAL PARTNERS LLC,
                                             General Partner


                                        By: /s/ Ronald D. Fisher
                                           -------------------------------------
                                           Name:   Ronald D. Fisher
                                           Title:  Managing Member

                                        SOFTBANK CAPITAL PARTNERS LLC


                                        By: /s/ Ronald D. Fisher
                                           -------------------------------------
                                           Name:   Ronald D. Fisher
                                           Title:  Managing Member

                                        SOFTBANK CAPITAL PARTNERS INVESTMENT
                                        INC.


                                        By: /s/ Ronald D. Fisher
                                           -------------------------------------
                                           Name:   Ronald D. Fisher
                                           Title:  President

                                        RONALD D. FISHER


                                        By: /s/ Ronald D. Fisher
                                           -------------------------------------
                                           Name:  Ronald D. Fisher

                                        CHARLES R. LAX


                                        By: /s/ Charles R. Lax
                                           -------------------------------------
                                           Name:  Charles R. Lax


                              Page 17 of 22 Pages

                                   SCHEDULE 4

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                          SOFTBANK CAPITAL PARTNERS LLC

         The business address for each of the individuals listed below is 10 Langley Road, Suite 403, Newton Centre, Massachusetts 02159.

         Each of the individuals listed below is a U.S. citizen.


NAME                  PRESENT AND PRINCIPAL OCCUPATION
----                  --------------------------------

Ronald D. Fisher      Director  of  SOFTBANK  Corp.;  Vice  Chairman of SOFTBANK
                      Holdings Inc.; Chairman of the Board, President and director of SOFTBANK Capital Partners Investment Inc.;
                      Managing Member of SOFTBANK Capital Partners LLC.

Charles R. Lax        Managing Member of SOFTBANK Capital Partners LLC.






                              Page 18 of 22 Pages

                                   SCHEDULE 5

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                    SOFTBANK CAPITAL PARTNERS INVESTMENT INC.

         The business address for each of the individuals listed below is 10 Langley Road, Suite 403, Newton Centre, Massachusetts 02159.

         Each of the individuals listed below is a U.S. citizen.


NAME                  PRESENT AND PRINCIPAL OCCUPATION
----                  --------------------------------

Ronald D. Fisher      Director  of  SOFTBANK  Corp.;  Vice  Chairman of SOFTBANK
                      Holdings Inc.; Chairman of the Board, President and director of SOFTBANK Capital Partners Investment Inc.;
                      Managing Member of SOFTBANK Capital Partners LLC.

Louis DeMarco         Vice   President-Tax  of  SOFTBANK   Holdings  Inc.;  Vice
                      President of SOFTBANK Capital Partners Investment Inc.

Stephen A. Grant      Secretary of SOFTBANK Holdings Inc.; Secretary of SOFTBANK
                      Capital  Partners  Investment  Inc.;  Partner,  Sullivan &
                      Cromwell.

Steven J. Murray      Treasurer of SOFTBANK Capital Partners Investment Inc.




                              Page 19 of 22 Pages